VIA EDGAR

March 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

Terence O’Brien

David Gessert

Tim Buchmiller

Re:	Olink Holding AB (publ) Registration Statement on Form F-1 (File No. 333-253818) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 3,130 copies of the Preliminary Prospectus dated March 18, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, March 24, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director, Goldman Sachs Investment Banking Division

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
	Name:	Chirag D. Surti
	Title:	Vice President

[Signature Page – Acceleration Request]